UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	File No.

SEI Investments Distribution Co.
SEI Investments Global Funds Services
One Freedom Valley Drive
Oaks, Pennsylvania 19456

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

All communications and orders to:

John Munch SEI Investments Distribution Co. One Freedom Valley Drive Oaks, Pennsylvania 19456

With copies to:

Morrison Warren, Esq. Chapman and Cutler, LLP 320 South Canal Street, 27th Floor Chicago, IL 60606 warren@chapman.com	Barry Pershkow, Esq. Chapman and Cutler, LLP 1801 K Street, N.W., 7th Floor Washington, DC 20006 pershkow@chapman.com

Page 1 of 27 sequentially numbered pages.

As filed with the Securities and Exchange Commission on December 12, 2024.

TABLE OF CONTENTS

I.	INTRODUCTION					3
	A.	Summary of Requested Relief				3
	B.	Scope of Requested Relief				4
	C.	Precedent				4
II.	THE APPLICANTS					5
	A.	SEI				5
	B.	The Trusts				6
III.	BACKGROUND					6
IV.	IN SUPPORT OF THE APPLICATION					7
	A.	Benefits of an ETF Class for Mutual Fund Class Shareholders				8
	B.	Benefits of a Mutual Fund Class for ETF Class Shareholders				9
	C.	Addressing Commission and Staff Concerns About ETF Classes				10
		1.	Brokerage expenses			10
		2.	Cash Drag			11
		3.	Federal Income Tax Consequences Arising from Redemption Activity			12
		4.	Portfolio Transparency			14
V.	REQUEST FOR EXEMPTIVE RELIEF					14
VI.	LEGAL ANALYSIS AND DISCUSSION					15
	A.	ETF Operational Relief				15
		1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act			15
		2.	Sections 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act			16
		3.	Sections 22(e) of the 1940 Act			16
		4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act			16
	B.	ETF Class Relief				17
		1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act			17
		2.	Addressing Policy Concerns under Section 18 and Rule 18f-3 under the 1940 Act			18
			a.	Leverage		18
			b.	Conflicts of Interest		18
				(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days	18
				(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days	19
				(iii)	Potential inequitable voting power	20
				(iv)	Cross-Subsidization	20
			c.	Investor Confusion		21
VII.	CONDITIONS					23
VIII.	PROCEDURAL MATTERS					23

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of:
SEI Investments Distribution Co.
SEI Investments Global Funds Services
One Freedom Valley Drive
Oaks, Pennsylvania 19456

File No.

I.	INTRODUCTION

In this application (“Application”), SEI Investments Distribution Co. and SEI Investments Global Funds Services (together, “SEI”) (collectively, with the Trusts,1 the “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”).

The requested Order would permit a Fund (defined below) to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”).

A.	Summary of Requested Relief

Rule 6c-11 under the 1940 Act (“Rule 6c-11”) excludes funds that would operate with ETF share classes from being able to rely on the rule.2 In the Rule 6c-11 Adopting Release, the U.S. Securities and Exchange Commission (the “Commission”) stated that it believed that share class ETFs raise policy considerations – including potentially differential treatment among share classes – that were unresolved at the time Rule 6c-11 was adopted and different from those that the Commission sought to address in Rule 6c-11. The Commission then requested that any potential sponsor of share class ETFs request exemptive relief individually, where it could address outstanding issues and concerns on an individual basis.3 Because Applicants believe that the proposed structure of the ETF Class and the Mutual Fund Classes address the concerns expressed by the Commission, Applicants file this Application seeking an Order from the Commission.

[1]	One or more trusts with registered open-end investment company series (each, a “Trust” and together the “Trusts”) will be added as applicants in a subsequent amendment to the Application.

[2]	Rule 6c-11 did not provide relief from Sections 18(f)(1) or 18(i) of the 1940 Act, nor did it expand the scope of Rule 18f-3 thereunder to allow for the exchange-traded fund classes to operate. Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) at pp. 121-125 (“Rule 6c-11 Adopting Release”); available at: https://www.sec.gov/rules/final/2019/33-10695.pdf

[3]	Id. at p. 124.

The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”); and 2) the relief necessary to offer an ETF Class (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be issued and redeemed in “Creation Units,” as defined in Rule 6c-11, except with respect to the Exchange Privilege (as defined and discussed below); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11; and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

Pursuant to the ETF Class Relief, the Order would permit a Fund to offer an ETF Class and Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

B.	Scope of Requested Relief

Applicants request that the Order requested herein apply not only to existing and future series of a Trust but also to other existing or future open-end management investment companies registered under the 1940 Act and series thereof (each a “Fund,” and together, the “Funds”). Each Fund relying on the Order will (i) be administered and have its shares distributed by SEI, or any entity performing those roles that is a subsidiary of SEI Investments Company, a Pennsylvania corporation whose shares are publicly traded; and (ii) comply with the terms and conditions of the Application.

C.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.4 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Rule 6c-11 Adopting Release relating to ETF Class Relief. Applicants believe that the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class. In addition, a new condition will require the Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

[4]	See supra footnotes 4-7.

In addition, the Application contemplates the Funds’ Administrator and Distributor as Applicants, along with the Trusts, but not any Fund’s investment adviser. The Trusts are series trusts that, in combination, offer hundreds of Funds that are served by nearly 50 investment advisers. Applicants believe it would be impractical and unduly burdensome to add each investment adviser, and any future investment adviser, to the Application. In addition, Applicants believe that the Administrator and Distributor are the Fund service providers that, with the Funds’ investment advisers, would be presenting a Board with information relating to its determinations and responsibilities pursuant to the representations and conditions contained in the Application. As precedent, we note that the Commission has previously issued an order to SEI – for an exemption under Sections 6(c) and 17(b) from Sections 17(a) and 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act – in its role as administrator and distributor for a number of registered open-end management investment companies, including funds advised by third parties, and that the relief sought covered funds distributed or administered by SEI.5

II.	THE APPLICANTS

A.	SEI

SEI Investments Distribution Co. (the “Distributor”) serves as the distributor of Fund shares. The Distributor is organized as a Pennsylvania corporation with its principal offices located at One Freedom Valley Drive, Oaks, Pennsylvania 19456. It has been registered with the Commission as a broker-dealer since 1982. The Distributor is a wholly-owned subsidiary of SEI Investments Company.

SEI Investments Global Fund Services (the “Administrator”) serves as the administrator of the Funds. The Administrator is a Delaware statutory trust with its principal offices located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456. It also is an indirect wholly-owned subsidiary of SEI Investments Company.

The Administrator and Distributor have been providing fund administration and distribution services to mutual funds since 1989. They provide these services to both funds for which an affiliated entity serves as investment adviser and for funds advised by unaffiliated third-party investment advisers. SEI was also a pioneer in developing an institutional-quality, turnkey series trust platform for unaffiliated advisers which the Administrator and Distributor support. Launched 33 years ago, this platform now supports 128 funds for 47 clients, with over $100 billion in assets. As of September 30, 2024, the Administrator and Distributor provide administration and distribution services to over $235 billion in mutual fund assets.

[5]	SEI Financial Management Corp. and SEI Financial Services Co., Inv. Co. Act Rel. No. 21128, 60 FR 31738 (June 16, 1995) (notice) and Inv. Co. Act. Rel. No. 21194 (July 7, 1995) (order); and SEI Financial Management Corp. and SEI Financial Services Co., Inv. Co. Act Rel. No. 21471, 60 FR 57037 (November 13, 1995) (notice) and Inv. Co. Act Rel. No. 21557 (November 29, 1995) (order).

B.	The Trusts

Each Trust is registered with the Commission as an open-end management investment company. Each Trust is organized as a series Trust, with each such Trust containing multiple series. Accordingly, each Trust offers multiple Mutual Funds pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”), and the 1940 Act (“Registration Statements”). As noted above, each Trust will each be added as an Applicant in the next amendment to the Application.

III.	BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.6 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.7 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.8 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.9 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2 trillion in assets invested through exchange-traded classes, representing almost 30% of all ETF assets in the United States.10

By 2019, when Rule 6c-11 was promulgated, the Commission elected not to provide relief from sections 18(f)(1) or 18(i) of the Act or expand the scope of Rule 18f-3 to cover share class ETFs. Although the Commission previously approved the Vanguard Orders as discussed above, it did not make that relief available to other sponsors and funds in Rule 6c-11 believing that such relief raised various policy considerations including that one class could operate to the detriment of the other. In that regard, the Commission noted that cost subsidizations could include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.

[6]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

[7]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

[8]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

[9]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[10]	Source: Morningstar, as of September 30, 2024.

However, the Commission stated that it “therefore continue[s] to believe it is appropriate for share class ETFs to request relief from sections 18(f)(1) and 18(i) of the Act through our exemptive application process, and for the Commission to continue to assess all relevant policy considerations in the context of the facts and circumstances of each particular applicant.”11 Accordingly, Applicants file this Application, the terms of which are described below.

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class. The investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans, or other intermediaries, and institutional investors. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of each Trust (a “Board”), including the trustees who are not interested persons of the Trust under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), will find that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board votes on a multi-class plan including an ETF Class, the Board will request and evaluate, and any agreement relating to the class arrangement and will require the Fund’s appropriate service providers to furnish, such information as may be reasonably necessary to evaluate the plan.

Each Fund’s operations will be subject to ongoing monitoring by the Administrator, with support from a Fund’s investment adviser, including monitoring of brokerage allocation and other costs associated with portfolio transactions, cash drag, and the tax efficiency of the Fund. In the event that the Administrator or a Fund’s investment adviser identifies material issues in the functioning of the multi-class structure, the Administrator will ensure that the Board or a designated committee (“Committee”) is notified thereof and, with support from the Fund’s investment adviser, will present to the Board or Committee for its consideration, recommendations for appropriate remedial measures. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency and flexibility of the multi-class structure and manage flows, cash balances and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, and liquidating the Fund. The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

[11]	Rule 6c-11 Adopting Release at p. 124.

The Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholder could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their existing shares and buying separate ETF Shares, and the Fund (and thus other shareholders) also may save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to raise cash to satisfy the redemption.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

Although the Funds are intended principally for long-term investors, ETF Shares also could allow certain investors to engage in more frequent trading without necessarily disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Such secondary market transactions – so long as they did not cause an Authorized Participant (as defined in Rule 6c-11) to purchase or redeem a Creation Unit in cash – would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Rule 6c-11 Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants.12

With respect to existing Funds, ETF Classes would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. Many Funds have a well-established track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund (or a Mutual Fund Class of an existing Fund that is an ETF) could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, Applicants expect that shareholders of an ETF Class of a Fund that already has substantial assets could immediately benefit from economies of scale. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.13

[12]	Rule 6c-11 Adopting Release at p. 83.

[13]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

C.	Addressing Commission and Staff Concerns About ETF Classes

The Commission stated in the Rule 6c-11 Adopting Release that ETF Classes raise certain policy considerations. Specifically, the Commission noted that the cash flows associated with Mutual Fund Classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share. With respect to the potential consequences of cash flows, the Commission identified three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants propose to address each of these issues, as discussed below.

1.	Brokerage expenses

All brokerage expenses belonging to a Mutual Fund Class or ETF Class will be allocated by the Administrator on a daily basis and fed into the strike of the daily NAV for each Mutual Fund Class and corresponding ETF Class. Initially, this will be a manual process; eventually, the Administrator expects the process will be programmed and effected in automated fashion. Accordingly, no brokerage cost or expense subsidization will be experienced by either a Mutual Fund Class or the ETF Class.

Each Mutual Fund Class and ETF Class would each bear brokerage expenses based on its share of costs. More specifically, brokerage costs experienced by a Fund during a business day would be calculated and allocated after each Fund’s NAV is struck (i.e., after 4 pm) on the trade date and thus would be reflected in the Fund’s NAV next calculated, on a T+1 basis. Brokerage costs incurred as a result of the purchase of Mutual Fund Shares (where cash coming into the Mutual Fund Class is deployed to securities and other assets) and redemption of Mutual Fund Shares (where securities and other assets are sold to meet a cash redemption) would be allocated solely to the Mutual Fund Class. Brokerage costs incurred primarily as a result of portfolio turnover due to implementation of the principal investment strategies of the Fund would be allocated to each Mutual Fund Class and ETF Class on a pro rata basis.

The following examples illustrate these scenarios:

Example A – Allocation of Brokerage Costs to a Mutual Fund Class Only

Day/Time	Activity	Dollar Value	Allocation to Fund
Day 1 10 am	Redemption order placed for Mutual Fund Shares	$100,000	N/A
Day 1 3:50 pm	Portfolio manager of the Fund sells assets to meet redemption request and cover brokerage costs.	$100,100	N/A
Day 1 8:00 pm	Fund processes Mutual Fund Class redemption request as of 4:00 p.m.	$100,000	N/A
Day 1 8:00 pm	Brokerage costs are calculated and communicated to service providers.	$100	N/A
Day 2 4:00 pm	Brokerage costs are reflected in NAV.	$100	Mutual Fund Classes

Example B – Allocation of Brokerage Costs to both a Mutual Fund Class and ETF Class

Day/Time	Activity	Dollar Value	Allocation of Brokerage
Day 1 10 am	Portfolio manager sells a position in XYZ security.[14]	$100,100,000	N/A
Day 1 10 am	Portfolio manager buys a replacement position in ABC security.	$100,100,000	N/A
Day 1 8:00 pm	Brokerage costs are calculated and communicated to service providers.	$200	N/A
Day 2 4:00 pm	Brokerage costs are reflected in NAV.	$200	Mutual Fund Classes and ETF Class on a pro rata basis

Moreover, brokerage fee rates for mutual funds are at, and Applicants expect will continue to remain at, very low levels. And so, we expect that any brokerage costs experienced by a Fund to be relatively small.

2.	Cash Drag

With respect to the issue of cash drag, Funds will be chosen where the Trust’s Board, with support from the Fund’s investment adviser, believes cash balances (if needed) can be efficiently raised and equitized and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. In addition, most investors in existing Funds are long-term investors. As a result, Applicants do not expect the Funds that would offer ETF Classes to maintain cash balances at a level that would cause any significant cash drag on Fund performance.

[14]	To the extent that the sale or purchase of a portfolio security occurs coincidentally with an in-kind purchase or in-kind sale of ETF Class Shares, and the ETF Class can create a basket that allows it to accept or redeem in-kind the portfolio securities that the Fund’s portfolio manager would like to add to or subtract from the portfolio, respectively, the portfolio manager may seek to do so, thereby reducing brokerage (and potential negative federal income tax consequences) for both the Mutual Fund Class and ETF Class.

Applicants also note that the Mutual Fund (and ETF Class) will adopt a liquidity risk management program under Rule 22e-4 (the “Liquidity Rule”)15 which is designed to allow a Fund to meet cash redemptions, without necessarily holding cash to do so.

3.	Federal Income Tax Consequences Arising from Redemption Activity

Broadly speaking, all ETFs and mutual funds can experience tax consequences as a result of redemption activity. Even ETFs that use the in-kind redemption mechanism are not precluded from generating income tax. Even for an ETF Class that has the ability to purchase or redeem in kind, there is a risk that, on any given day, the ETF Class could experience potential negative federal income tax consequences if a Mutual Fund Class receives net redemptions that exceed available cash and the Mutual Fund Class is required to sell assets to meet those redemptions, all while no creation or redemption activity occurs with respect to the ETF Class. However, because federal income taxes are paid as of a calendar year end, and no single day necessarily determines whether the ETF Class would experience negative federal income tax consequences, there are certain practicalities surrounding redemptions and also methods that can be employed throughout the year that the Applicants believe should mitigate such risk.

First, in-kind redemptions through the ETF Class could limit the realization of capital gains and reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio. A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies like the Funds, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

[15]	Under Section 22(e) of the 1940 Act, funds must make payment on a shareholder’s redemption request within seven days of receiving such request. Notwithstanding this seven-day statutory window, the settlement period for redemptions has generally shortened in practice, because of, among other things, technological advances in settlement infrastructure and shortened settlement periods imposed on security trades effected by broker-dealers. Accordingly, funds and their investment advisers must manage the liquidity risk of their funds in a manner consistent with redemption obligations that are more demanding than funds’ redemption obligations under the 1940 Act. Rule 22e-4 represents an approach designed to ensure that funds are able to appropriately meet their redemption obligations without unfairly diluting the interests of remaining shareholders.

Second, a Mutual Fund Class and ETF Class may use equalization accounting.16 By way of background, virtually all mutual funds and ETFs elect to be taxed as regulated investment companies (“RICs”) under the Internal Revenue Code. This classification allows taxation of income and gains to be attributed to the RIC’s shareholders, thus, leaving the fund with no tax liability of its own. In order to maintain RIC status, a fund must annually distribute approximately all of its taxable income and realized gains to its shareholders. By doing so, a RIC may treat the distributions as dividends that are deductible from taxable income (a dividends-paid deduction). If a RIC fails to distribute its taxable income, then the fund incurs both an income tax liability on all or some portion of its taxable income and an additional excise tax of 4%. Thus, distributions that are approximately equal to total annual taxable income are critical to funds maintaining RIC status and, thereby, avoiding tax liability at the entity level and receiving the benefit of the dividends-paid deduction. As an alternative to distributing typical dividends, a RIC may use a certain type of “deemed” dividends. Deemed dividends are calculated as the income and gains “paid out” to a redeeming fund shareholder during the year. Typically, the shareholder recognizes a capital gain or loss for the difference between one's basis in and the net asset value of one's shares in the fund at the time of sale. The fund, however, can elect to treat a portion of the redeemed value as distributed income and gains and thus receive deemed dividend status for that portion. This deemed dividend treatment is asymmetric; that is, the redeeming shareholder incurs only a capital gains tax liability for the sale of shares, while the fund receives the dividend deduction as if income and gains are actually paid out. This practice is known as “tax equalization” or “equalization accounting.” Essentially, equalization allows a fund to allocate a pro rata share of the earnings and profits to the redeeming shareholder after the reduction for regular dividends. Equalization does not eliminate earnings and profits entirely because only a pro rata share may be allocated to the redeeming shareholder. The remaining earnings and profits (and the investment company taxable income attributable to the earnings and profits) must be distributed to avoid taxation. Accordingly, the remaining shareholders would have both the benefit of the required distribution and the burden of the taxes associated with the distribution. This would be true of both the Mutual Fund Class Shares and ETF Class Shares.

Third, a Fund may use a committed or non-committed line of credit facility to meet aberrant levels of redemptions where tapping that line would be more cost-effective than potentially experiencing a tax. Cash holdings or a credit facility also can be utilized to immediately cover the redemption and allow flow-triggered trades to be spread over a longer period of time. A gradual rebuild with unforced trades may reduce the cost implications that redemptions cause to the Fund from both an NAV and tax perspective.

[16]	Sections 561 and 562 of the Internal Revenue Code of 1986 (the “Code”) allow dividends paid deductions by RICs upon redemptions of the stock of the RIC. The amount of the deduction is the amount properly chargeable to the earnings and profits of the RIC. Equalization accounting is a method of allocating earnings and profits to a redeeming shareholder. See Rev. Rul. 55-416, 1955-1 CB 416. When a distribution in respect of stock is made in kind, Code Section 312(b) provides that the earnings and profits are, first, increased by the excess of the fair market value of the property distributed over the adjusted basis of such property and, then, decreased by the fair market value of such property. Code Section 312(n)(7) further provides that if a corporation distributes amounts in a redemption to which Code Section 302 applies, the part of such distribution chargeable to earnings and profits shall be an amount that is not in excess of the ratable share of the earnings and profits of such corporation. Thus, the dividends paid deduction in respect of redemptions is subject to two limitations: (1) the per share limitation under Code Section 312(n)(7); and (2) the aggregate accumulated earnings and profits under Code Section 562(b). Under the ratable undistributed earnings method, the first limitation is calculated by first determining the accumulated earnings and profits of the RIC at the end of the taxable year. (Code Section 316(a)(2)). This amount is then adjusted for dividends (see Baker v. United States, 460 F2d 827 (8th Cir. 1972); GCM 39570 (Mar. 25, 1987)), and the result is allocated to shares redeemed.

Applicants note that a scenario potentially exists where Mutual Fund Class redemptions will occur at a consistent level, without corresponding ETF Class redemption activity, such that material negative federal income tax consequences arise and impact the ETF Class, though we expect such a scenario has a low probability. Under foreseeable market conditions, the Applicants believe it is unlikely that a Mutual Fund Class will receive significant redemption activity over a period of time while the ETF Class does not also receive similar creation unit redemption order activity. To the extent this scenario does develop, the tools discussed above should greatly assist the Funds in managing that risk.

4.	Portfolio Transparency

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, ETF Classes do not provide daily portfolio transparency.17 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and consistent with the requirements of Rule 6c-11, the Funds will publish the Fund portfolio on a daily basis. The Funds currently make portfolio holdings information available to shareholders with a 30 day or 60 day lag. A Trust would only utilize an ETF Class structure where the Board, with support from a Fund’s service providers, believes that displaying the portfolio holdings of the Mutual Fund Class and ETF Class on a daily basis would not negatively impact the mutual fund shareholders.

Applicants will be attentive to the Commission’s concerns in the Adopting Release, and have proposed conditions to the relief that will ensure that Boards focus on these issues with the initial approval and on an ongoing basis. Funds also will include appropriate disclosure in their registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

[17]	Rule 6c-11 Adopting Release at footnote 433.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege will conform with Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative net asset values of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and redeem ETF Shares in Creation Units only, except with regard to the Exchange Privilege.

2.	Sections 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Sections 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer ETF Classes.

1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.18 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule. Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

[18]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3 under the 1940 Act

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed, i.e., excessive leverage, conflicts of interest, and investor confusion.

a.	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

b.	Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be out of the market for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•	Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)	Potential inequitable voting power

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each dollar of net asset value (number of shares owned multiplied by the net asset value per share) and a fractional vote per each fractional dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization

As discussed above in section IV.C. of the Application, the Commission has expressed concern in the context of the Rule 6c-11 Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes is limited through the representation by the Applicants that any brokerage costs associated with Mutual Fund Class cash flows be allocated solely to the Mutual Fund Class.

Applicants note that with respect to federal income tax consequences flowing from Mutual Fund cash flows, an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. Applicants believe that effective tax management can significantly mitigate those consequences.

In addition, the creation of an ETF Class could permit shareholders who wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.

Applicants also note that the sharing of tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

c.	Investor Confusion

While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Rule 6c-11 Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.19 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.20 Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

[19]	Rule 6c-11 Adopting Release at p. 116.

[20]	Id. at p. 124.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

•	Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

•	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•	Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

•	Educational material. The Fund will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Fund will list only one class of its shares on an Exchange.

2.	A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application.

3.	All brokerage expenses belonging solely to a Mutual Fund Class or ETF Class will be allocated by the Administrator on a daily basis to such class.

4.	Each Fund that issues an ETF Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

VIII.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

Applicants have caused this Application to be duly signed on their behalf on December 12, 2024.

SEI Investments Distribution Co.

In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant pursuant to their corporate organizational documents. Applicant also has attached the verification required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicant requests that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicant respectfully requests that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this Application.

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary and General Counsel

SEI Investments Distribution Co.

The undersigned states that he has duly executed the attached Application dated December 12, 2024 for and on behalf of SEI Investments Distribution Co.; that he is the Secretary and General Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary and General Counsel

SEI Investments global funds services

In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant pursuant to their corporate organizational documents. Applicant also has attached the verification required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicant requests that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicant respectfully requests that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this Application.

SEI Investments Global Funds Services

By:	/s/ John Alshefski
John Alshefski
Senior Vice President

SEI Investments global funds services

The undersigned states that he has duly executed the attached Application dated December 12, 2024 for and on behalf of SEI Investments Global Funds Services; that he is the Senior Vice President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SEI Investments Global Funds Services

By:	/s/ John Alshefski
John Alshefski
Senior Vice President